FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields " or “the Company”)

JSE, NYSE, NASDAQ Dubai - Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123
DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields has granted, on 2 March 2009 (“the Grant Date”), Share
Appreciation Rights (“SARS”) and Performance Vesting Restricted
Shares (“PVRS”) to the directors set out below. These offers were accepted by the directors on 30 March 2009.
SARS are offered at a fixed strike price, vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the Fair Market Value at the date of exercise and the Fair Market Value on the allocation date.
The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.
PVRS are offered at a zero strike price. In terms of the Plan, certain Performance Criteria have been imposed, which must be satisfied before the Settlement of any PVRS to the participant.
The Criteria shall be measured over the three year measurement period. The Target Performance Criteria has been set at the
Company’s expected gold production over the three year
measurement period. In addition, the number of PVRS to be
settled may be increased by up to 300% of the number of PVRS conditionally awarded to the participant, depending on the
performance of the Company relative to its peer group.
Name MD Fleischer
Position Director
Company
GFI Mining South Africa (Pty)
Ltd, GFL Mining Services Ltd
and Gold Fields Group Services
(Pty) Ltd
No of SARS granted 20,400
SARS strike price R109.66
No of PVRS granted 23,330
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial

Name
P A Schmidt
Position                                                                            Director
Company
GFI Mining South Africa (Pty)
Ltd and Gold Fields Group
Services (Pty) Ltd
No of SARS granted 14,390
SARS strike price R109.66
No of PVRS granted 18,750
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

31 March 2009

Sponsor: JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2009

GOLD FIELDS LIMITED
By:

Name:      Mr W J Jacobsz
Title:        Senior Vice President: Investor
                   Relations and Corporate Affairs